SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 1 new aircraft, 1 new route and
1.5m passengers p.a. at Bologna

250,000 €2 Christmas seat sale

Ryanair, the World’s favourite airline, announced today (26th Nov 09) that, from March 2010, it will base one new aircraft (3 in total), open 1 new route (24 in total) and deliver 1.5m passengers p.a. at Bologna which will sustain 1,500 local jobs.

The new route to Malaga beginning in March, and increased frequencies on two existing routes to London (Stansted) and Ibiza will deliver 1.5m passengers p.a. and sustain 1,500 jobs in Bologna. Routes from Bologna to Seville and Bratislava will continue to operate throughout the winter.

Ryanair celebrated this new aircraft, route and frequencies increase at Bologna by releasing 250,000 €2 Christmas seats for travel across 500 of its European routes which are available for booking on
www.ryanair.comuntil midnight Thursday (26th Nov).

Ryanair’s Luis Fernandez said:

“Ryanair is delighted to announce one new aircraft and 1 new route from Bologna to Malaga from March which will allow Ryanair to deliver more low fares, competition and choice to even more Italian consumers/visitors.

“Ryanair’s new route and increased frequencies will deliver 1.5m passengers p.a. and sustain at least 1,500 local jobs.

“Ryanair celebrates this new aircraft, route and frequencies increase by releasing 250,000 €2 Christmas seats for travel across over 500 routes in late December. Seats are available until midnight Thursday and are sure to be snapped up”.

New route

Bologna	Begin	Freq (pw)
Malaga	29 Mar	3

Inc Freq

Bologna	Freq
Ibiza	4
London Stansted	11

Ends.                              Thursday, 26th November 2009

For further information:

Stephen McNamara                      Pauline McAlester
Ryanair                                          Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  26 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary